As filed with the Securities and Exchange Commission on July 26, 1999
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                               THE AES CORPORATION
             (Exact name of registrant as specified in its charter)

             Delaware                                      54-1163725
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                      Identification No.)

                             1001 North 19th Street
                            Arlington, Virginia 22209
                                 (703) 522-1315
   (Address and telephone number of registrant's principal executive offices)
                                 Barry J. Sharp
                             1001 North 19th Street
                            Arlington, Virginia 22209
                                 (703) 522-1315

      (Name, address and telephone number of agent for service) Copies to:

                            Richard D. Truesdell, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]__________

     If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. [ ]__________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                    CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                                         Proposed             Proposed
                                                        Amount            Maximum              Maximum           Amount of
                                                         to be        Aggregate Price         Aggregate        Registration
           Title of Shares to be Registered           Registered          Per Unit        Offering Price(1)         Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share..............  838,802 shares     $54.82             $45,983,125           $12,788
============================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on per share price of $54.82, the average of the high and low price of $55.50 and $54.13 of the Company's Common Stock on July 22, 1999.

                           ------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION DATED JULY 26, 1999

PROSPECTUS

                                 838,802 Shares

                               The AES Corporation

                                  Common Stock

                           ------------------------

      This prospectus relates to the sale of up to 838,802 shares of common stock, par value $.01 per share, of The AES Corporation by certain stockholders of The AES Corporation. All of the shares were originally issued by The AES Corporation in connection with its acquisition of New Energy Ventures, Inc.

                            ------------------------

      Our common stock trades on the New York Stock Exchange under the symbol "AES." On July 22, 1999, the last sale price of the common stock was $54.31 per share.

                            ------------------------

           Investing in our common stock involves certain risks. See "Risk Factors" beginning on Page 3.

                            ------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                TABLE OF CONTENTS

                            ------------------------

                                                                            Page
                                                                            ----

WHERE YOU CAN FIND MORE INFORMATION...........................................1
INCORPORATION OF DOCUMENTS BY REFERENCE.......................................1
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS....................................1
RISK FACTORS..................................................................3
THE COMPANY...................................................................7
USE OF PROCEEDS...............................................................8
PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS....................8
DESCRIPTION OF CAPITAL STOCK.................................................10
SELLING STOCKHOLDERS.........................................................15
PLAN OF DISTRIBUTION.........................................................15
LEGAL MATTERS................................................................17
EXPERTS......................................................................17

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov, from where you can access our filings. Our Internet address is http://www.aesc.com.

      This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Commission under the Securities Act of 1933 (the "Securities Act"). It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information on our company and the securities offered hereby. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

      (a) Annual Report on Form 10-K for the year ended December 31, 1998;

      (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

      (c) Current Reports on Form 8-K filed on March 18, 1999, April 12, 1999, April 20, 1999, June 8, 1999 and June 11, 1999.

      You may request a copy of these filings at no cost, by writing or telephoning the office of William R. Luraschi, General Counsel and Secretary , The AES Corporation, 1001 North 19th Street, Arlington, Virginia, telephone number (703) 522-1315.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about AES, including, among other things:

      o changes in company-wide operation and plan availability compared to our historical performance; changes in our historical operating cost structure, including changes in various costs and expenses;

      o political and economic considerations in certain non-U.S. countries where we are conducting or seeking to conduct business;

      o restrictions on foreign currency convertibility and remittance abroad, exchange rate fluctuations and developing legal systems;

      o  regulation and restrictions;

      o legislation intended to promote competition in U.S. and non-U.S. electricity markets;

      o  tariffs;

      o  governmental approval processes;

      o  environmental matters;

      o  construction, operating and fuel risks;

      o  load growth, dispatch and transmission constraints;

      o impact of the Year 2000 issue; o conflict of interest of contacting parties; and

      o  adherence to our principles.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  RISK FACTORS

      You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common stock. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

      We are highly leveraged. We had approximately $6,800 million of outstanding indebtedness at March 31, 1999. As a result, we might be significantly limited in our ability to meet our debt service obligations, to finance the acquisition and development of additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 1999, we had a consolidated ratio of total debt to total book capitalization (including current debt) of approximately 74%.

      We do a significant amount of our business outside the United States which presents significant risks. Our involvement in the development of new projects and the acquisition of existing plants in locations outside the United States is increasing and most of our current development and acquisition activities are for projects and plants outside the United States. We have ownership interests in 104 power plants in operation or under construction, 87 of these are outside of the United States.

      The financing, development and operation of projects outside the United States entail significant political and financial uncertainties (including, without limitation, uncertainties associated with first-time privatization efforts in the countries involved, currency exchange rate fluctuations, currency repatriation restrictions, currency inconvertibility, political instability, civil unrest, and expropriation) and other credit quality, liquidity or structuring issues that have the potential to cause substantial delays in respect of or material impairment of the value of the project being developed or operated, which we may not be capable of fully insuring or hedging against. The ability to obtain financing on a commercially acceptable non-recourse basis in developing nations may also require us to make higher investments than historically have been the case. In addition, financing in countries with less than investment grade sovereign credit ratings may also require substantial participation by multilateral financing agencies. There can be no assurance that such financing can be obtained when needed.

      The uncertainty of the legal environment in certain countries in which we are or in the future may be developing, constructing or operating could make it more difficult for us to enforce our respective rights under agreements relating to such projects. In addition, the laws and regulations of certain countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire. International projects we own may, in certain cases, be expropriated by applicable governments. Although we may have legal recourse in enforcing our rights under agreements and recovering damages for breaches thereof, there can be no assurance that any such legal proceedings will be successful.

      Global competition is increasing and could adversely affect us. The global power production market is characterized by numerous strong and capable competitors, many of whom may have extensive and diversified developmental or operating experience (including both domestic and international experience) and financial resources similar to or greater than ours. Further, in recent years, the power production industry has been characterized by strong and increasing competition with respect to both obtaining power sales agreements and acquiring existing power generation assets. In certain markets, these factors have caused reductions in prices contained in new power sales agreements and, in many cases, have caused higher acquisition prices for existing assets through competitive bidding practices. The evolution of competitive electricity markets and the development of highly efficient gas-fired power plants have also caused, or are anticipated to cause, price pressure in certain power markets where we sell or intend to sell power. There can be no assurance that the foregoing competitive factors will not have a material adverse effect on us.

      Development Uncertainties. The majority of the projects that we develop are large and complex and the completion of any such project is subject to substantial risks. Development can require us to expend significant sums for preliminary engineering, permitting, legal and other expenses in preparation for competitive bids which we may not win or before it can be determined whether a project is feasible, economically attractive or capable of being financed. Successful development and construction is contingent upon, among other things, negotiation of satisfactory engineering, construction, fuel supply and power sales contracts with other project participants, receipt of required governmental permits and consents and timely implementation and satisfactory completion of construction. There can be no assurance that we will be able to obtain new power sales contracts, overcome local opposition, if any, obtain the necessary site agreements, fuel supply and ash disposal agreements, construction contracts, steam sales contracts, licenses and certifications, environmental and other permits and financing commitments necessary for the successful development of its projects. There can be no assurance that development efforts on any particular project, or our efforts generally, will be successful. If these development efforts are not successful, we may abandon a project under development. At the time of abandonment, we would expense all capitalized development costs incurred in connection therewith and could incur additional losses associated with any related contingent liabilities. Our future growth is dependent, in part, upon the demand for significant amounts of additional electrical generating capacity and our ability to obtain contracts to supply portions of this capacity. Any material unremedied delay in, or unsatisfactory completion of, construction of our projects could, under certain circumstances, have an adverse effect on our ability to meet our obligations. We may also be faced with certain development uncertainties arising out of doing business outside of the United States. See "--We do a significant amount of our business outside the United States which presents significant risks. "

      Our acquisitions may not perform as expected. We have achieved a majority of our growth through acquisitions and expect that we will continue to grow, in part, through acquisitions. Although each of the acquired businesses had a significant operating history at the time we acquired them, we have a limited history of owning and operating many of these businesses. In addition, most of these businesses were government owned and some were operated as part of a larger integrated utility prior to their acquisition. There can be no assurances that we will be successful in transitioning these to private ownership, that such businesses will perform as expected or that the returns from such businesses will support the indebtedness incurred to acquire them or the capital expenditures needed to develop them.

      We may not be able to raise sufficient capital to fund future acquisitions and projects. Each of our projects under development and those independent power facilities we may seek to acquire may require substantial capital investment. Continued access to capital with acceptable terms is necessary to assure the success of future projects and acquisitions. We have utilized project financing loans to fund the capital expenditures associated with constructing and acquiring our electric power plants and related assets to the extent possible. Project financing borrowings have been substantially non-recourse to our other subsidiaries and affiliates and to us as the parent company and are generally secured by the capital stock, physical assets, contracts and cash flow of the related project subsidiary or affiliate. We intend to continue to seek, where possible, such non-recourse project financing. However, depending on market conditions and the unique characteristics of individual projects, such financing may not be available or our traditional providers of project financing, particularly multinational commercial banks, may seek higher borrowing spreads and increased equity contributions.

      Furthermore, because of the reluctance of commercial lending institutions to provide non-recourse project financing (including financial guarantees) in certain less developed economies, we have sought and will continue to seek, in such locations, direct or indirect (through credit support or guarantees) project financing from a limited number of multilateral or bilateral international financial institutions or agencies. As a precondition to making such project financing available, these institutions may also require governmental guarantees of certain project and sovereign related risks. Depending on the policies of specific governments, such guarantees may not be offered and as a result, we may determine that sufficient financing will ultimately not be available to fund the related project.

      In addition to the project financing loans, if available, we provide a portion, or in certain instances all, of the remaining long-term financing required to fund development, construction, or acquisition. These investments have generally taken the form of equity investments or loans, which are subordinated to the project financing loans. The funds for these investments have been provided by cash flows from operations and by the proceeds from borrowings under our short-term credit facilities and issuances of senior subordinated notes, convertible debentures and common stock.

      Our ability to arrange for financing on either a fully recourse or a substantially non-recourse basis and the costs of such capital are dependent on numerous factors, including general economic and capital market conditions, the availability of bank credit, investor confidence, the continued success of current projects and provisions of tax and securities laws which are conducive to raising capital in this manner. Should future access to capital not be available, we may decide not to build new plants or acquire existing facilities. While a decision not to build new plants or acquire existing facilities would not affect the results of operations of our currently operating facilities or facilities under construction, such a decision would affect our future growth.

      Our performance is dependent to a large degree on certain of our larger projects and their utility customers. The nature of most of our power projects is such that each facility generally relies on one power sales contract with a single customer for the majority, if not all, of its revenues over the life of the power sales contract. The prolonged failure of any one utility customer to fulfill its contractual obligations could have a substantial negative impact on our primary source of revenues. We have sought to reduce this risk in part by entering into power sales contracts with utilities or other customers of strong credit quality and by locating its plants in different geographic areas in order to mitigate the effects of regional economic downturns.

      We are subject to significant government regulation. Our cogeneration operations in the United States are subject to the provisions of various laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the Public Utility Holding Company Act, as amended ("PUHCA"). PURPA provides to qualifying facilities ("QFs") certain exemptions from substantial federal and state legislation, including regulation as public utilities. PUHCA regulates public utility holding companies and their subsidiaries. We are not and will not be subject to regulation as a holding company under PUHCA as long as the domestic power plants we own are QFs under PURPA. QF status is conditioned on meeting certain criteria, and would be jeopardized, for example, by the loss of a steam customer. We believe that, upon the occurrence of an event that would threaten the QF status of one of our domestic plants, we would be able to react in a manner that would avoid the loss of QF status (such as by replacing the steam customer). In the event we were unable to avoid the loss of such status for one of our plants, to avoid public utility holding company status, we could apply to the Federal Energy Regulatory Commission ("FERC") to obtain status as an Exempt Wholesale Generator ("EWG"), or could restructure the ownership of the project subsidiary. EWGs, however, are subject to broader regulation by FERC and may be subject to state public utility commissions regulation regarding non-rate matters. In addition, any restructuring of a project subsidiary could result in, among other things, a reduced financial interest in such subsidiary, which could result in a gain or loss on the sale of the interest in such subsidiary, the removal of such subsidiary from our consolidated income tax group or our consolidated financial statements, or an increase or decrease in our results of operations.

      The United States Congress is considering proposed legislation which would repeal PURPA entirely, or at least repeal the obligation of utilities to purchase from QFs. There is strong support for grandfathering existing QF contracts if such legislation is passed, and also support for requiring utilities to conduct competitive bidding for new electric generation if the PURPA purchase obligation is eliminated. Various bills have also proposed repeal of PUHCA. Repeal of PUHCA would allow both independent power producers and vertically integrated utilities to acquire retail utilities in the United States that are geographically widespread, as opposed to the current limitations of PUHCA which require that retail electric systems be capable of physical integration. In addition, registered holding companies would be free to acquire non-utility businesses, which they may not do now, with certain limited exceptions. In the event of a PUHCA repeal, competition for independent power generators from vertically integrated utilities would likely increase. Repeal of PURPA and/or PUHCA may or may not be part of comprehensive legislation to restructure the electric utility industry, allow retail competition, and deregulate most electric rates. The effect of any such repeal cannot be predicted, although any such repeal could have a material adverse effect on us.

      Pending electric utility industry restructuring proposals could have an adverse effect on us. The FERC and many state utility commissions are currently studying a number of proposals to restructure the electric utility industry in the United States. Such restructuring would permit utility customers to choose their utility supplier in a competitive electric energy market. The FERC issued a final rule in April 1996 which requires utilities to offer wholesale customers and suppliers open access on utility transmission lines, on a comparable basis to the utilities' own use of the lines. The final rule is subject to rehearing and may become the subject of court litigation. Many utilities have already filed "open access" tariffs. The utilities contend that they should recover from departing customers their fixed costs that will be "stranded" by the ability of their wholesale customers (and perhaps eventually, their retail customers) to choose new electric power suppliers. The FERC final rule endorses the recovery of legitimate and verifiable "stranded costs." These may include the costs utilities are required to pay under many QF contracts which the utilities view as excessive when compared with current market prices. Many utilities are therefore seeking ways to lower these contract prices or rescind the contracts altogether, out of concern that their shareholders will be required to bear all or part of such "stranded" costs. Some utilities have engaged in litigation against QFs to achieve these ends.

      In addition, future United States electric rates may be deregulated in a restructured United States electric utility industry and increased competition may result in lower rates and less profit for United States electricity sellers. Falling electricity prices and uncertainty as to the future structure of the industry is inhibiting United States utilities from entering into long-term power purchase contracts. The effect on us of any such restructuring cannot be predicted, although any such restructuring could have a material adverse effect on us.

      From time to time we are subject to material litigation and regulatory proceedings. From time to time, we and our affiliates are parties to litigation and regulatory proceedings. Investors should review the descriptions of such matters contained in our Annual, Quarterly and Current Reports filed with the Commission and incorporated by reference herein. There can be no assurances that the outcome of such matters will not have a material adverse effect on our consolidated financial position.

      Our business is subject to stringent environmental regulations. Our activities are subject to stringent environmental regulation by federal, state, local and foreign governmental authorities. For example, the Clean Air Act Amendments of 1990 impose more stringent standards than those previously in effect, and require states to impose permit fees on certain emissions. Congress and other foreign governmental authorities also may consider proposals to restrict or tax certain emissions. These proposals, if adopted, could impose additional costs on the operation of our power plants. There can be no assurance that we would be able to recover all or any increased costs from its customers or that its business, financial condition or results of operations would not be materially and adversely affected by future changes in domestic or foreign environmental laws and regulations. We have made and will continue to make capital and other expenditures to comply with environmental laws and regulations. There can be no assurance that such expenditures will not have a material adverse effect on our financial condition or results of operations.

      Our directors and officers have significant ownership interests in us and can exert significant influence or control over matters requiring stockholder approval. As of February 2, 1999, our two founders, Roger W. Sant and Dennis W. Bakke, and their immediate families together owned beneficially approximately 21.7% of our outstanding common stock. As a result of their ownership interests, Messrs. Sant and Bakke may be able to significantly influence or exert control over our affairs, including the election of our directors. As of February 2, 1999, all of our officers and directors and their immediate families


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



together owned beneficially approximately 29.1% of our outstanding common stock. To the extent that they decide to vote together, these stockholders would be able to significantly influence or control the election of our directors, our management and policies and any action requiring stockholder approval, including significant corporate transactions.

      Our adherence to our "shared principles" could have an adverse impact on our results of operations. A core part of our corporate culture is a commitment to "shared principles": to act with integrity, to be fair, to have fun and to be socially responsible. We seek to adhere to these principles not as a means to achieve economic success, but because adherence is a worthwhile goal in and of itself. However, if we perceive a conflict between these principles and profits, we will try to adhere to our principles -- even though doing so might result in diminished or foregone opportunities or financial benefits.

      Shares Eligible for Future Sale. From time to time, our subsidiaries incur indebtedness that is secured by a pledge of shares of our common stock held by that subsidiary. The sale of a substantial number of such shares in the public market upon any foreclosure or otherwise could have an adverse effect on the market price of our common stock.

                                   THE COMPANY

      We help to meet the world's needs by supplying electricity to customers in many countries in a socially responsible way.

      We have been successful in growing our business and serving additional customers by participating in competitive bidding under privatization initiatives. We have been particularly interested in acquiring existing businesses or assets in electricity markets that are promoting competition and eliminating rate of return regulation. In such privatizations, sellers generally seek to complete competitive solicitations in less than one year, much quicker than the time periods associated with greenfield development, and usually require payment in full on transfer. We believe that our experience in competitive markets and our worldwide integrated group structure, with our significant geographic coverage and presence, enable us to react quickly and creatively in these situations. Since 1994, our total generating capacity in megawatts or MW has grown from 2,479 MW to 24,076 MW at March 31, 1999 (an increase of 871%), with the total number of plants in operation increasing from 9 to 89. Additionally, our total revenues have increased at a compound annual growth rate of 46% from $533 million in 1994 to $2,398 million in 1998, while net income has increased at a compound annual growth rate of 33% from $100 million to $311 million over the same period.

      A majority of our sales of electricity are made to customers (generally electric utilities or regional electric companies), on a wholesale basis for further resale to end users. This is referred to as the electricity "generation" business. Sales by these generation companies are usually made under long-term contracts from power plants owned by our subsidiaries and affiliates, although we do, in certain circumstances, make sales into regional electricity markets without contracts. Our ownership portfolio of power facilities includes new plants constructed for such purposes, so-called greenfield plants, as well as existing power plants acquired through competitively bid privatization initiatives and negotiated acquisitions. In the electricity generation business, we now own and operate (entirely or in part) a diverse portfolio of electric power plants (including those within integrated distribution companies) with a total capacity of 24,076 MW. Of that total, 29% are fueled by coal or petroleum coke, 24% are fueled by natural gas, 33% are hydroelectric facilities, 6% are fueled by oil, and the remaining 8% are capable of using multiple fossil fuels.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares being offered hereby.

           PRICE RANGE OF AES COMMON STOCK AND COMMON STOCK DIVIDENDS

Price Range of AES Common Stock and Common
Stock Dividends

      Our common stock began trading on the New York Stock Exchange on October 16, 1996 under the symbol "AES." The following table sets forth for the periods indicated the intra-day high and low sale prices for the common stock as reported on the Composite Tape. In July 1997, we announced a two for one stock split, in the form of a stock dividend, for holders of record on July 28, 1997 of our common stock, par value $.01 per share, which was paid on August 28, 1997. The prices set forth below are adjusted for such stock split.

                                                              High       Low
                                                              ----       ----
1997
   First Quarter........................................... $ 34.13    $ 22.38
   Second Quarter..........................................   37.75      27.50
   Third Quarter...........................................   45.25      34.63
   Fourth Quarter .........................................   49.63      35.00

1998
   First Quarter........................................... $ 54.31    $ 39.38
   Second Quarter..........................................   58.00      45.63
   Third Quarter...........................................   55.38      23.00
   Fourth Quarter..........................................   47.38      32.00

1999
   First Quarter........................................... $ 49.25    $ 32.81
   Second Quarter..........................................   59.75      36.75
   Third Quarter (through July 22, 1999)...................   59.25      54.13

      No cash dividends have been paid on our common stock since December 22, 1993 in order to provide capital for our equity investments in projects.

      Our ability to declare and pay dividends is dependent, among other things, on

      o the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

      o  our ability to service our parent company debt and

      o our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.

      The ability of our subsidiaries to declare and pay dividends and otherwise distribute cash to us is subject to certain limitations in the project loans and other documents entered into by our project subsidiaries. These limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of these periods and only after payment of principal and interest on project loans due at the end of these periods.

      Cash dividend payments on common stock are limited to a certain percentage of cash flow under our corporate credit agreement. The indentures relating to our existing senior subordinated notes preclude the payment of cash dividends if:

      o at the time of a payment of cash dividends or after giving effect thereto an event of default occurred;

      o an event that would become an event of default occurred and is continuing;

      o  certain fixed charge coverage ratios are not met or

      o if the payment of dividends, together with other restricted payments, would exceed certain limits.

                          DESCRIPTION OF CAPITAL STOCK

      Under our certificate of incorporation (the "Certificate of Incorporation"), we are authorized to issue 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, no par value.

      The following summary contains a description of certain general terms of the common stock and the preferred stock to which any prospectus supplement may relate. Certain terms of any series of preferred stock offered by a prospectus supplement will be described in the prospectus supplement relating thereto. If indicated in the prospectus supplement, the terms of any series may differ from the terms set forth below. The description of certain provisions of the common stock and the preferred stock is subject to and qualified by reference to the provisions of our certificate of incorporation, and, in the case of the preferred stock, to the certificate of designation (the "Certificate of Designation") relating to each particular series of preferred stock which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      As of April 30, 1999, there were 190,839,529 shares of common stock outstanding.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available to pay dividends. If we liquidate our business, the holders of common stock are entitled to share ratably in all assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and any shares of common stock in respect of which this prospectus is being delivered will be fully paid and non-assessable.

      The transfer agent for the common stock is EquiServe.

      No cash dividends have been paid on common stock since December 22, 1993 in order to provide capital for our equity investments in projects.

      Our ability to declare and pay dividends is dependent, among other things, on

      o the ability of our project subsidiaries to declare and pay dividends and otherwise distribute cash to us;

      o  our ability to service our parent company debt and

      o our ability to meet certain criteria for paying dividends under our corporate credit facility and under existing indentures of our debt securities.

      The ability of our subsidiaries to declare and pay dividends and otherwise distribute cash to us is subject to certain limitations in the project loans and other documents entered into by our project subsidiaries. These limitations permit the payment of dividends out of current cash flow for quarterly, semi-annual or annual periods only at the end of these periods and only after payment of principal and interest on project loans due at the end of these periods.

      Cash dividend payments on common stock are limited to a certain percentage of cash flow under our corporate credit agreement. The indentures relating to our existing senior subordinated notes preclude the payment of cash dividends if:

      o at the time of a payment of cash dividends or after giving effect thereto an event of default occurred;

      o an event that would become an event of default occurred and is continuing;

      o  certain fixed charge coverage ratios are not met or

      o if the payment of dividends, together with other restricted payments, would exceed certain limits.

Preferred Stock

      As of April 30, 1999, there were no shares of Preferred Stock outstanding.

      Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series, without any further action by the stockholders. Preferred stock, if issued, will not be entitled to any preemptive or similar rights. The prospectus supplement will describe the terms of any preferred stock being offered, including:

      o the specific designation, number of shares, seniority and purchase price;

      o  any liquidation preference per share;

      o  any date of maturity;

      o  any redemption, repayment or sinking fund provisions;

      o any dividend rate or rates and the dates on which any such dividends will be payable (or the method by which such rates or dates will be determined);

      o  any voting rights;

      o if other than the currency of the United States, the currency or currencies including composite currencies in which such preferred stock is denominated and/or in which payments will or may be payable;

      o the method by which amounts in respect of such preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

      o whether such preferred stock is convertible or exchangeable and, if so, the securities or rights into which such preferred stock is convertible or exchangeable, and the terms and conditions upon which such conversions or exchanges will be effected including conversion or exchange prices or rates, the conversion or exchange period and any other related provisions;

      o the place or places where dividends and other payments on the preferred stock will be payable; and

      o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

      All shares of preferred stock offered hereby, or issuable upon conversion, exchange or exercise of securities, will, when issued, be fully paid and non-assessable. Any shares of preferred stock that are issued would have priority over the common stock with respect to dividend or liquidation rights or both.

      The transfer agent for each series of preferred stock will be described in the applicable prospectus supplement.

Description of Certain Provisions of Our Certificate of Incorporation and
By-Laws

      Our Certificate of Incorporation and By-Laws contain several provisions that may make the acquisition of control of the AES through a tender offer, open market purchases, a proxy fight or otherwise more difficult. Below is a description of certain of these provisions in the Certificate of Incorporation and By-Laws.

      Special Meetings of Stockholders. Our By-Laws provide that, unless otherwise prescribed by law, special meetings of stockholders may be called by a resolution adopted by a majority of the entire board of directors, by the chairman of the board of directors or by the president. Only business as specified in the notice of stockholders of the special meeting shall be considered.

      Stockholder Nomination of Directors. Our By-Laws contain a procedure for stockholder nomination of directors. The By-Laws provide that any record owner of stock entitled to be voted generally in the election of directors may nominate one or more persons for election as a director at a stockholders meeting only if written notice is given to our secretary of the intent to make a nomination. The notice must be given, with respect to an annual meeting, not later than 90 days in advance of the annual meeting. With respect to a special meeting, the notice must be given not later than the close of business on the seventh day following the earlier of

      o the date on which notice of such special meeting is first given to stockholders and

      o  the date on which a public announcement of such meeting is first made.

      Each notice must include:

      o the name and address of each stockholder who intends to appear in person or by proxy to make the nomination and of the person or persons to be nominated;

      o a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination is to be made by the stockholder;

      o other information regarding each nominee proposed as would have been included in a proxy statement filed pursuant to Rule 14a-8 under the Exchange Act and

      o  the consent of each nominee to serve if elected.

      The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with this procedure.

      The procedure for stockholder nomination of directors described above may have the effect of precluding a nomination for election of directors at a particular meeting if the required procedure is not followed.

      Elimination of Liability; Indemnification. Except as described below, the Certificate of Incorporation eliminates the liability of members of our board of directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. The Certificate of Incorporation also does not release directors of liability under Section 174 of the Delaware General Corporation Law (the "GCL"), which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions if the unlawful conduct is willful or results from negligence.

      Under our By-Laws, and in accordance with Section 145 of the GCL, we shall indemnify to the fullest extent permitted by the GCL any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding. These include civil, criminal, administrative or investigative proceedings by reason of the fact that the person is or was a director or officer of or employed by us, or is or was serving in that capacity or as an agent at the request of us for another entity. Our indemnification covers expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of an action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. We will indemnify persons in a derivative action under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to us in the performance of his or her duty. Derivative actions are actions by us or in the right of us to procure a judgment in our favor. Agents of ours may be similarly indemnified at the discretion of the board of directors.

      Under Section 145 of the GCL, a similar duty of care is applicable in the case of derivative actions, except that indemnification only extends to expenses incurred in connection with the defense or settlement of a derivative action and then, where the person is adjudged to be liable to us, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which the action was brought determines that the person is fairly and reasonably entitled to the indemnity and only for those expenses as the court deems proper.

      Pursuant to our By-Laws, a person eligible for indemnification may have the expenses incurred in connection with any matter described above paid in advance of a final disposition by us. However, these advances will only be made if the indemnified person undertakes to repay all advanced amounts if it is determined that the person is not entitled to indemnification.

      In addition, under our By-Laws, we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of us or of another corporation against any liability arising out of the person's status as director, officer, employee or agent of us whether or not we would have the power to indemnify such person against such liability under the provisions of our By-Laws. We maintain directors' and officers' insurance.

Depositary Shares

      General. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we exercise this option, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the application prospectus supplement) of a share of a particular series of preferred stock.

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us. The depositary will have its principal office in the United States and a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion, to the applicable fraction of a share of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt will be filed as exhibits to the registration statement. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that will be filed with the SEC in connection with the offering of the specific depositary shares.

      Pending the preparation of definitive engraved depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts but not in definitive form. These temporary depositary receipts entitle their holders to all the rights of definitive depositary receipts which are to be prepared without unreasonable delay. Temporary depositary receipts will then be exchangeable for definitive depositary receipts at our expense.

      Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

      Redemption of Depositary Shares. If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable redemption fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the depositary.

      Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares underlying the preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock represented by such holder's depositary shares. The depositary will then try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all actions which may be deemed necessary by the depositary to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

      Amendment and Termination of the Depositary Agreement. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (a) all outstanding depositary shares have been redeemed or (b) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

      Charges of Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and those other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

      Miscellaneous. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither we nor the will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

      Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to resign. We may remove the depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                              SELLING STOCKHOLDERS

      The shares offered hereby may be offered by the selling stockholders named herein or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The table below sets forth certain information with respect to the selling stockholders listed below and their beneficial ownership of shares as of July 26, 1999. Except as specified in the table below, none of the selling stockholders or their affiliates hold any positions, or offices or had any other material relationships with us, or any of our predecessors or affiliates, during the past three years. As used herein, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.


                                                Number of Shares of AES
                                                     Common Stock
                                           -------------------------------
                                           Owned prior       Percentage of
                                              to the          Outstanding
Name                                         Offering           Shares
--------------------------------------     -----------       -------------
MEH Corporation                              473,918               *
Michael Peevey                               198,822               *
Lisa Bicker                                   11,651               *
Jeffrey Martin                                10,947               *
Gustav Beerel                                 10,152               *
David Hardee                                  13,422               *
Michael Burke                                 85,209               *
Nancy Day                                     14,064               *
Sid Pelston                                   14,398               *
Robert Hoffman                                 6,219               *

------------
*  Less than 1% of outstanding shares.


      The selling stockholders may sell all or part of the shares registered hereunder and as a result no estimate can be given as to the number of shares that will be held by any selling stockholder upon termination of any offering made hereby.

      All of the shares that may be sold hereunder were originally issued in connection with our acquisition of New Energy Ventures, Inc. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof. The shares are being registered by us pursuant to a registration rights agreement between us and the selling stockholders listed above, dated as of July 23, 1999 (the "Registration Rights Agreement").

      Pursuant to the Registration Rights Agreement, we agreed to prepare and file with the Commission a Registration Statement providing for the sale by the selling stockholders of shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act. Under the terms of the Registration Rights Agreement, we agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that we will not pay any underwriting fees, discounts or commissions and fees and disbursements of counsel for the selling stockholders attributable to the sale of the shares.

                              PLAN OF DISTRIBUTION

      Any distribution hereunder of the shares by the selling stockholders may be effected from time to time in one or more of the following transactions:

      o through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the New York Stock Exchange or otherwise, in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices,

      o to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

      o directly or through brokers or agents in private sales at negotiated prices,

      o to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder,

      o  through put or call options transactions relating to the shares,

      o  through short sales of shares or

      o  by any other legally available means.

      Also, offers to purchase shares may be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders may effect sales of shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      At the time a particular offering of any shares is made hereunder, to the extent required by law, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any shares purchased from the selling stockholders, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or filed or paid to dealers. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by selling stockholders or by agreement between the selling stockholders and underwriters or dealers, if any. The selling stockholders also may, from time to time, authorize dealers, acting as selling stockholders' agents, to solicit offers to purchase the shares upon the terms and conditions set forth in any prospectus supplement.

      In order to comply with the securities laws of certain states, if applicable, the shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

      We have been advised that, as of the date hereof, the selling stockholders have made no arrangements with any broker for the sale of their shares. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the shares may be considered "underwriters" as that term is defined by the Securities Act, although the selling stockholders disclaim such status. Under the Registration Rights Agreement, we have agreed to indemnify the selling stockholders against certain liabilities which may be incurred in connection with the sale of the shares under this prospectus. In addition, the selling stockholders have agreed to indemnify us against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available. We have agreed to pay certain expenses incident to the registration statement and the sale of the shares hereunder to the public, other than commissions, fees and discounts of underwriters, agents or dealers. We will not receive any proceeds from any sales of the shares pursuant to this prospectus.

      Each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Davis Polk & Wardwell.

                                     EXPERTS

      The financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this prospectus by reference from The AES Corporation's Current Report on Form 8-K dated March 18, 1999, and the related financial statement schedules incorporated in this prospectus by reference from The AES Corporation's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Expenses.

      The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance an distribution of the securities being registered.

SEC registration fee.................................................. $ 12,788
New York Stock Exchange listing fee...................................    3,000
Printing and engraving................................................        0
Legal fees............................................................   10,000
Accountants' fees.....................................................   10,000
Miscellaneous.........................................................    5,000
                                                                        -------
     Total............................................................  $45,788
                                                                        =======


Item 15.  Indemnification of Directors and Officers.

      Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

      Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

      The Company's Amended and Restated Certificate of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

Item 16.  Exhibits and Financial Statement Schedules

      (a)   Exhibits (see index to exhibits at E-1)

Item 17.  Undertakings

      (a)   The undersigned Registrant hereby undertakes:

      (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Forms S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Arlington, State of Virginia on July 26, 1999.


                                       THE AES CORPORATION



                                       By: /s/ Dennis W. Bakke
                                           -------------------------------------
                                           Dennis W. Bakke
                                           President and Chief Executive Officer

      The Registrant and each person whose signature appears below constitutes and appoints Dennis W. Bakke and William R. Luraschi and any agent for service named in this Registration Statement and each of them, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, to sign any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates indicated.


           Signature                           Title                                Date
       /s/ Roger W. Sant           Chairman of the Board                          July 26, 1999
--------------------------------
         Roger W. Sant


      /s/ Dennis W. Bakke          President, Chief Executive Officer and         July 26, 1999
--------------------------------   Director (Principal Executive Officer)
        Dennis W. Bakke


                                   Director                                       July __, 1999
--------------------------------
       Alice F. Emerson


   /s/ Robert F. Hemphill, Jr.     Director                                       July 26, 1999
--------------------------------
    Robert F. Hemphill, Jr.


                                   Director                                       July __, 1999
--------------------------------
         Frank Jungers


                                   Director                                       July __, 1999
--------------------------------
       John H. McArthur


                                   Director                                       July __, 1999
--------------------------------
         Hazel O'Leary


                                   Director                                       July __, 1999
--------------------------------
      Thomas I. Unterberg


                                      II-3


           Signature                           Title                                Date


  /s/ Robert H. Waterman, Jr.      Director                                       July 26, 1999
--------------------------------
    Robert H. Waterman, Jr.


      /s/ Barry J. Sharp           Vice President and Chief Financial Officer     July 26, 1999
--------------------------------   (Principal Financial and Accounting Officer)
        Barry J. Sharp

                                  EXHIBIT INDEX

                                                                   Sequentially
Exhibit No.                      Description                       Numbered Page
-----------                      -----------                       -------------

  3.1      Fifth Amended and Restated Certificate of
           Incorporation of The AES Corporation is incorporated herein by reference to Exhibit 3.1 to the Quarterly
           Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 1998 filed August 14,
           1998.

  3.2 By-Laws of the AES Corporation, as amended is incorporated herein by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q of the Registrant for the quarterly period ended June 30, 1998 filed August
           14, 1998.

  5.1      Opinion of Davis Polk & Wardwell

 23.1      Consent of Deloitte & Touche LLP

 23.3      Consent of Davis Polk & Wardwell
           (included in Exhibit 5.1)

 24.1      Powers of Attorney (included on signature page)


                               E-1